

Sit Quality Income Fund
(SQIFX, SQIYX)

Looking for income? The Sit Quality Income Fund – with an average credit quality of "AA" – has racked up a solid performance record for nearly a decade.

For details, see Lipper's percentile rankings as of April 30, 2022 (below) or the fund's fact sheet.

Sit Quality Income Fund (SQIFX) Lipper Rankings
Lipper Class: Short Investment Grade Debt Funds

	5 Years	3 Years	1 Year
Percentile Rank in Class	19th	5th	1st
# of Funds in Class	302	323	330

Sit Investment Associates was named the number 1 Fund Family
in Barron's magazine's "Best Fund Families of 2021". See the rankings here.

For more information, please reach out to us.

Keith McFadyen	**Conner Murnighan**
Director – Investment Advisory	*Director – Investment Advisory*
(630) 235-0065	(312) 550-5809
krm@sitinvest.com	fcm@sitinvest.com

FUND OBJECTIVE AND STRATEGY
The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

DISCLOSURE
Lipper is not affiliated with the Sit Mutual Funds or their manager, Sit Investment Associates, Inc. Lipper ratings for Total Return reflect funds' historical return performance relative to peers. Lipper ratings for Consistent Return reflect funds' historical risk-adjusted returns, adjusted for volatility, relative to peers. Lipper ratings do not take into account the effects of sales charges. Ratings are based on an equal-weighted average of percentile ranks for each measure over 3, 5, 10, and 15-year periods (if applicable).

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's/Refinitiv Lipper
Barron's 2021 Annual Fund Family Ranking is based on 51 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Source: "Barron's Best Fund Families", February 18, 2022.